Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File No. 333-213234

December 12, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authority in each of the provinces of Canada.  A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

December 12, 2016

ENBRIDGE INC.

US$750,000,000 6.00% Fixed-to-Floating Subordinated Notes Series 2016-A due 2077

Issuer:	Enbridge Inc. (the “Company”)

Expected Ratings	Ba1 / BBB- / BBB (low)
(Moody’s/S&P/DBRS)*:

Security Type:	Fixed-to-Floating Subordinated Notes Series 2016-A due January 15, 2077 (the “Notes”)

Pricing Date:	December 12, 2016

Settlement Date:	December 19, 2016 (T+5)

Maturity Date:	January 15, 2077

Principal Amount of Notes:	US$750,000,000

Price to Public:	100%

Interest Rate and Interest Payment Dates:

Fixed Rate Period:

From the issue date of the Notes to, but excluding, January 15, 2027 at a fixed rate equal to 6.00% per year, payable semi-annually in arrears on January 15 and July 15 of each year, with the first payment at such rate being on July 15, 2017.

Floating Rate Period:

From January 15, 2027, and on every April 15, July 15, October 15 and January 15 of each year thereafter until January 15, 2077 (each such date, an “Interest Reset Date”), the interest rate on the Notes will be reset as follows:

(i) starting on January 15, 2027, on every Interest Reset Date until January 15, 2047, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus 3.89%, payable in arrears, with the first payment at such rate being on April 15, 2027 and,

(ii) starting on January 15, 2047, on every Interest Reset Date, until January 15, 2077, the interest rate on the Notes will be reset on each Interest

Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.64%, payable in arrears, with the first payment at such rate being on April 15, 2047

Day Count Convention:	Fixed Rate Period: 360-day year consisting of twelve 30-day months.

Floating Rate Period: Actual number of days elapsed during each interest period and a 360-day year.

Business Day:	Any day other than a day on which banks are permitted or required to be closed in New York City, New York or Calgary, Alberta.

Optional Redemption:

On or after January 15, 2027, the Company may, at its option, redeem the Notes, in whole at any time or in part from time to time, on any Interest Payment Date at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption on Tax Event or Rating Event:

Prior to the initial Interest Reset Date and within 90 days of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Prior to the initial Interest Reset Date and within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Automatic Conversion

The Notes, including accrued and unpaid interest thereon, will be converted automatically (“Automatic Conversion”), without the consent of the Noteholders, into shares of a newly issued series of our preference shares, designated as Preference Shares, Series 2016-A (the “Conversion Preference Shares”) upon the occurrence of: (i) the making by Enbridge of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada), (ii) any proceeding instituted by Enbridge seeking to adjudicate it a bankrupt or insolvent or, where Enbridge is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged a bankrupt or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over Enbridge or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where Enbridge is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against Enbridge seeking to adjudicate it a bankrupt or insolvent or, where Enbridge is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against Enbridge or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets (each, an “Automatic Conversion Event”).

The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). At the Conversion Time, the Notes shall be automatically converted, without the consent of the Noteholders, into a newly issued series of fully-paid Conversion Preference Shares. At such time, the Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by the Noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such Noteholder as a debtholder of Enbridge shall automatically cease. At the Conversion Time, Noteholders will receive one Conversion Preference Share for each US$1,000 principal amount of Notes held immediately prior to the Automatic Conversion together with the number of Conversion Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes by US$1,000.

CUSIP / ISIN:	29250NAN5 / US29250NAN57

Joint Book-Running Managers:	J.P. Morgan Securities LLC
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Company’s Preliminary Prospectus Supplement, dated December 9, 2016.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, HSBC Securities (USA) Inc. toll free at (866) 811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

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